October 16, 2019

Thomas E. O'Hern
Chief Executive Officer
MACERICH CO
401 Wilshire Boulevard. Suite 700
Santa Monica, CA 90401

       Re: MACERICH CO
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 25, 2019
           File No. 001-12504

Dear Mr. O'Hern:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction